Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

SVB Financial Group:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of SVB Financial Group (the “Company”) related to the 1999 Employee Stock Purchase Plan of our report dated March 1, 2010, with respect to the consolidated balance sheets of SVB Financial Group and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of the Company.

/s/ KPMG LLP

San Francisco, California August 13, 2010